UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CoreSite Realty Corporation

(Name of Subject Company (Issuer))

Appleseed Merger Sub LLC

(Offeror)

American Tower Corporation

American Tower Investments LLC

Appleseed Holdco LLC

(Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

21870Q105

(Cusip Number of Class of Securities)

Edmund DiSanto, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

c/o American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Benet J. O’Reilly

Kimberly R. Spoerri

Michael Saliba

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,526,200,220.00	$697,678.76

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (i) the product of (x) 43,672,637 shares of common stock of CoreSite Realty Corporation (“CoreSite”) issued and outstanding (other than shares subject to restricted stock awards of CoreSite and performance stock awards of CoreSite) and (y) the offer price of $170.00 per share, (ii) the product of (x) 80,710 shares of common stock issuable pursuant to outstanding restricted stock units of CoreSite and (y) the offer price of $170.00 per share, and (iii) the product of (x) 518,419 shares of common stock subject to outstanding restricted stock awards of CoreSite and performance stock awards of Coresite and (y) the offer price of $170.00 per share. The calculation of the filing fee is based on information provided by CoreSite as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”), and a wholly owned direct subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”), and a wholly owned indirect subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”), and a wholly owned indirect subsidiary of American Tower Corporation, a Delaware corporation (“ATC”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of CoreSite Realty Corporation, a Maryland corporation (“CoreSite”), at a price of $170.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase dated November 29, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of ATC, Parent, Holdco and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of November 14, 2021, among Parent, Holdco, Purchaser, Appleseed OP Merger Sub LLC, a Delaware limited liability company, CoreSite, CoreSite, L.P., a Delaware limited partnership (the “OP”), and ATC, is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is CoreSite Realty Corporation. Its principal executive office is located at 1001 17th Street, Suite 500, Denver, Colorado 80202, and its telephone number is (866) 777-2673.

(b) This Schedule TO relates to the Shares. According to CoreSite, as of the close of business on November 23, 2021, there were (i) 44,191,056 Shares issued and outstanding (including 518,419 Shares subject to restricted stock awards of CoreSite and performance stock awards of CoreSite); and (ii) 80,710 Shares underlying outstanding restricted stock units of CoreSite.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c) The filing companies of this Schedule TO are ATC, Parent, Holdco and Purchaser. Each of ATC’s, Parent’s, Holdco’s and Purchaser’s principal executive office is located at c/o American Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts 02116, and the telephone number of each is (617) 375-7500. The information regarding ATC, Parent, Holdco and Purchaser set forth in Section 9—“Certain Information Concerning ATC, Parent, Holdco and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning CoreSite,” Section 9—“Certain Information Concerning ATC, Parent, Holdco and Purchaser,” Section 10—“Background of the Offer;

Contacts with CoreSite,” Section 11—“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning ATC, Parent, Holdco and Purchaser,” Section 11—“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with CoreSite” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with CoreSite,” Section 11—“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)	*	Offer to Purchase, dated November 29, 2021.

(a)(1)(B)	*	Form of Letter of Transmittal.

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Form of Summary Advertisement, published November 29, 2021 in The Wall Street Journal.

(a)(5)(A)		Presentation made available by American Tower Corporation on its website to investors on November 15, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).

(a)(5)(B)		Joint Press Release issued by American Tower Corporation and CoreSite Realty Corporation on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).

(a)(5)(C)		Notice of Merger issued by Appleseed Merger Sub LLC, dated November 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Parent, Holdco and Purchaser with the SEC on November 26, 2021).

(a)(5)(D)		Transcript of American Tower Corporation investor call on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 16, 2021).

(a)(5)(E)	*	Press Release issued by American Tower Corporation on November 29, 2021.

(b)(1)	*	Commitment Letter, dated as of November 14, 2021, between ATC and JPMorgan Chase Bank, N.A.

(d)(1)		Agreement and Plan of Merger, dated as of November 14, 2021, among Parent, Holdco, Purchaser, Appleseed OP Merger Sub LLC, CoreSite, CoreSite, L.P. and ATC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATC with the Securities and Exchange Commission on November 15, 2021).

(d)(2)	*	Mutual Confidential Disclosure Agreement, dated as of September 4, 2021, between CoreSite and American Tower LLC.

(g)		Not applicable.

(h)		Not applicable.

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

APPLESEED MERGER SUB LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED HOLDCO LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER INVESTMENTS LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER CORPORATION

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary